1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

February 2, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Trust

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 701

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, Post-Effective Amendment No. 701 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Trust: iShares Morningstar Multi Asset High Income Index Fund (the “Fund”). Pursuant to Rule 461 under the Securities Act of 1933, the Trust respectfully requests acceleration of its Registration Statement relating to the Fund so that it will become effective on April 2, 2012, or as soon thereafter as practicable. The Fund intends to separately file an acceleration letter with the Commission.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund is a fund of funds and seeks its investment objective by investing primarily in the securities of other funds that themselves seek investment results corresponding to their own underlying indexes (the “Underlying Funds”). The Fund invests in a combination of the Underlying Funds and may also invest in other exchange-traded funds (“ETFs”), U.S. government securities, short-term paper, futures contracts, options on futures contracts, options, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates (“BlackRock Cash Funds”). The Morningstar Multi-Asset High Income Index (the “Underlying Index”) is broadly diversified and seeks to deliver high current income while maintaining long term capital appreciation. The goal of the Underlying Index is to represent a fixed allocation strategy in distinct asset classes of 20% equities, 60% fixed income and 20% in an “alternatives” asset class, which consists of Underlying Funds that the index provider,

Morningstar, Inc. (“Morningstar”), considers to exhibit both equity and fixed income-like characteristics. Each asset class has its own risk profile. The Underlying Index is comprised of Underlying Funds, within these asset classes, that have demonstrated relatively high income on a consistent basis and meet liquidity characteristics as determined by Morningstar proprietary index methodology. The Underlying index will not exceed 25% investments in Underlying Funds that have significant non-U.S. currency exposure. The Underlying Index is rebalanced and reconstituted quarterly. The 20% equity allocation consists of Underlying Funds that invest primarily in U.S. and non-U.S. equities. The 60% fixed income allocation consists of Underlying Funds that invest primarily in U.S. and non-U.S. fixed income securities. The 20% alternatives allocation, which primarily consists of Underlying Funds that invest in real estate investment trusts (“REITs”) and preferred stocks. When the combined allocation percentages equal less than 100%, the Fund may invest the remainder of its assets in BlackRock Cash Funds. As of December 31, 2011, the Underlying Index included the following Underlying Funds within the equity asset class: iShares Dow Jones Select Dividend Index Fund, iShares Dow Jones International Select Dividend Index Fund, iShares S&P Global Infrastructure Index Fund and iShares S&P Emerging Markets Infrastructure Index Fund; the Index included the following Underlying Funds within the fixed income asset class: iShares iBoxx $ High Yield Corporate Bond Fund, iShares Barclays 20+ Year Treasury Bond Fund, iShares Emerging Markets Local Currency Bond Fund, iShares S&P/Citigroup International Treasury Bond Fund, and iShares 10+ Year Credit Bond Fund; the Underlying Index included the following Underlying Funds within the alternatives asset class: iShares S&P U.S. Preferred Stock Index Fund and iShares FTSE NAREIT Mortgage Plus Capped Index Fund. The Underlying Index may add, eliminate or replace Underlying Funds at any time.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark), creation and redemption of creation units section and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. The tax disclosure has also been updated to reflect recent legislation.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 300 filed pursuant to Rule 485(a)(1) on September 29, 2009.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 300, filed pursuant to Rule 485(a)(1) on September 29, 2009, relating to the iShares S&P Growth Allocation Fund.

The disclosures applicable to the Fund and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing, with the differences described above, relate to descriptions of shares, the investment manager and other attributes under the headings “Management - Administrator, Custodian and Transfer Agent,” “Management - Conflicts of Interest,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information -

Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes When Shares Are Sold,” “Shareholder Information - Householding,” and “Distribution,” included in the Prospectus, and under the headings “Proxy Voting,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services - Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information” included in the SAI.

* * * * *

Other than as set out above, the operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1273.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer
Andrew Josef, Esq.

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).